A NOTICE OF BREACH OF CONTRACT

US Victoria Beer Company

The investment capital your company should have invested in An Hui Hao Dun Beer Corporation has not come for a long time, and this has already violated some articles in Joint venture Management and Enterprise Law of the People's Republic of China and Investment Capital Management Regulations of the People's Republic of China for foreign Investors. Based upon the request of the government executive branches, we shall terminate the joint venture agreement with you and terminate your right to the joint venture. At the same time we should not provide financial report to your company.

                                         By: /s/ AN HUI HAO DUN Beer Corporation
                                         ---------------------------------------
                                                 AN HUI HAO DUN Beer Corporation

                                                (SEAL OMITTED)


                                                 May 16, 2000